

05041572

SECU ISSION



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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 46939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SUMA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Lenox Road, NE, Suite 800
(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David M. Konits **(404) 239-5600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David M. Konits, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SUMA Securities, LLC, as

of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christna Smith

Christina Smith
Notary Public
Fulton County, Georgia
Commission Expires 01/10/09

Notary Public

Signature

Managing Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SUMA SECURITIES, LLC
FINANCIAL STATEMENT AND SCHEDULES

For the Year Ended
December 31, 2004
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
of SUMA Securities, LLC

We have audited the accompanying statement of financial condition of SUMA Securities, LLC as of December 31, 2004 and the accompanying statements of operations, cash flows and members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of SUMA Securities, LLC as of December 31, 2004 and for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



RUBIO CPA, PC

February 3, 2005
Atlanta, Georgia

SUMA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$ 379
Deposit with clearing broker	15,043
Commissions receivable	28,881
Office furniture and equipment, at cost, less accumulated depreciation of $3,616	29,422
Prepaid expenses and other assets	28,876
Total assets	$ 102,601

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Commissions payable	$ 20,744
Accounts payable and accrued liabilities	15,053
Capital lease obligation	4,868
Total liabilities	40,665
Members' Equity	61,936
Total members' equity	61,936
Total liabilities and members' equity	$ 102,601

The accompanying notes are an integral part of these financial statements.

SUMA SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

REVENUES	$ 326,376
EXPENSES	
Employee compensation and benefits	35,249
Communications	4,471
Commissions	250,850
Occupancy	15,067
Interest	834
Other operating expenses	85,587
Total expenses	392,058
NET LOSS	$ (65,682)

The accompanying notes are an integral part of these financial statements.

SUMA SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2004

	Total
Balance, January 1, 2004	$ 22,775
Capital contributions	104,843
Net income (loss)	(65,682)
Balance, December 31, 2004	$ 61,936

The accompanying notes are an integral part of these financial statements.

SUMA SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

	2004
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (65,682)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,369
Increase in clearing deposit	(10,043)
Decrease in accounts receivable	122,416
Decrease in accounts payable and accrued liabilities	(103,987)
Increase in prepaid expenses and other assets	(28,876)
Net cash (used) by operating activities	(82,803)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	104,843
Repayment of capital lease obligation	(2,207)
Net cash provided by financing activities	102,636
CASH FLOW FROM INVESTING ACTIVITIES:	
Property additions	(25,623)
Net cash used by investing activities	(25,623)
NET DECREASE IN CASH	(5,790)
CASH AND CASH EQUIVALENTS:	
Beginning of year	6,169
End of year	$ 379
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 834

The accompanying notes are an integral part of these financial statements.

SUMA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: SUMA Securities, LLC was organized in September 2000. The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. At December 31, 2004, the Company's business is retail brokerage of investment securities.

Income Taxes: The LLC has elected to be taxed as a partnership. No provision for federal and state income taxes has been made in the financial statements since the Company's profit and losses are reported on the individual members' tax returns.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and cash equivalents: The Company considers all cash and highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business, to be cash and cash equivalents.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $2,608 which was $2,392 below its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 15.6 to 1.0.

NOTE 3 – LEASES

From October 2003 to October 2004 the Company paid $1,000 monthly under a month-to-month arrangement to sublease office premises and to pay its estimated share of the landlord's administrative expenses. In addition, the Company paid $250 or $500 monthly to the landlord for lease of computer equipment and accounting services.

SUMA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 4 – LEASES

Operating leases: The Company leases office space and an automobile under operating leases. Future minimum rental payments required under the operating leases are as follows:

2005	$ 29,000
2006	38,000
2007	34,000
2008	35,000
2009	37,000
2010	13,000
	$ 186,000

Operating lease expenses for 2004 was approximately $15,000.

Capitalized lease: The Company leases computer equipment under a capitalized lease. Amortization expense for capitalized property was approximately $1,500 for 2004. The net book value of the leased equipment was approximately $6,000 at December 31, 2004.

The following is a schedule by years for future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2004:

Year ending December 31:	
2005	$ 3,000
2006	2,500
Total minimum lease payments	5,500
Less amount representing interest	(632)
Present value of net minimum lease payments	$ 4,868

NOTE 5 – NET LOSS

The Company had a loss for 2004 of $68,101. The Company was dependent upon capital contributions for working capital and net capital during 2004. Management believes that the Company may remain reliant upon capital contributions for survival during 2005, which may be difficult to obtain. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

NOTE 6 – CONCENTRATIONS

During 2004, the Company earned substantially all of its revenues from fewer than ten customers.

SUMA SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2004

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

SUMA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2004

Net Capital	
Total members' equity qualified for net capital	$ 61,936
Deduction for non-allowable assets:	
Office furniture equipment	(29,422)
Prepaid expenses and other assets	(28,876)
Commissions receivable, net	(729)
Net capital before haircuts	2,909
Less haircuts	(301)
Net capital	2,608
Minimum net capital required	5,000
Net capital deficit	$ (2,392)
Aggregate Indebtedness:	
Liabilities	$ 40,665
Net capital required based on 6.67% of aggregated indebtedness	$ 2,712
Ratio of aggregate indebtedness to net capital	15.6 to1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2004

Net capital as reported in FOCUS report	$ 5,381
To accrue additional rent	(5,314)
To accrue additional commissions payable	(20,744)
To record capital lease	724
To record commissions receivable	22,561
Net capital as reported above	$ 2,608

SUMA SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2004

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members of
SUMA Securities, LLC:

In planning and performing our audit of the financial statements of SUMA Securities, LLC for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by SUMA Securities, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 3, 2005
Atlanta, Georgia



RUBIO CPA, PC